Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the nine months ended March 31,
	2007	2006
Earnings:
Income from continuing operations before income tax expense and minority interest in subsidiaries	$4,068	$3,283
Add:
Equity earnings from affiliates	(747)	(610)
Dividends received from affiliates	145	69
Fixed Charges, net of capitalized interest	759	676
Amortization of capitalized interest	27	32

Total earnings available for fixed charges	$4,252	$3,450

Fixed charges:
Interest on debt and finance lease charges, net of capitalized interest	$632	$592
Capitalized interest	15	23
Interest element on rental expense	127	84

Total fixed charges	$774	$699

Ratio of earnings to fixed charges	5.5	4.9